ATIF Holdings Limited 8577 Haven Ave Suite #301 Rancho Cucamonga CA 91730 +1-308-888-8888

ATIF HOLDINGS LIMITED

8577 Haven Ave Suite #301

Rancho Cucamonga CA 91730

Tel: +1-308-888-8888

September 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Re:	ATIF Holdings Limited
Registration Statement on Form F-3 (No. 333-239131)
Request for Acceleration
	Requested Date:	September 21, 2020
	Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

ATIF Holdings Limited hereby requests that the effective date of its Registration Statement on Form F-3 (File No. 333-239131) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on September 21, 2020, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel John P. Yung of Lewis Brisbois at (916) 646-8288.

Very Truly Yours,
ATIF Holdings Limited

Pishan Chi,
Chief Executive Officer